Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Dated April 26, 2007 Registration Statement No. 333-133907

Issuer:	Pharmasset, Inc.

Price Range:	$9.00 - $11.00. This represents a decrease from the price range of $12.00 to $14.00 indicated in the preliminary prospectus dated April 9, 2007 relating to these securities (the “Preliminary Prospectus”). Please see Amendment No. 6 to the Registration Statement (No. 333-133907), which reflects the changes that resulted from the decrease in the price range and from the below described decrease in the number of shares offered.

Common Stock Offered:	5,000,000 shares. This represents a decrease from the 6,000,000 shares indicated in the Preliminary Prospectus.

Over-Allotment Option:	750,000 shares. This represents a decrease from the 900,000 shares indicated in the Preliminary Prospectus.

Estimated Net Proceeds and Use of Proceeds:	As a result of the decrease in the price range and number of shares offered, the estimated net proceeds will decrease from approximately $69.8 million to approximately $43.7 million based on an assumed public offering price of $10.00 per share (the mid-point of the new price range), or approximately $50.7 million, if the underwriters exercise their over-allotment option in full. A $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share would increase or decrease the net proceeds to us from this offering by approximately $4.65 million, or approximately $5.35 million if the underwriters’ over-allotment option is exercised in full. The intended use of proceeds remains unchanged. Pharmasset will need to raise additional capital through public or private equity or debt financings to complete the clinical trials for clevudine, which will be funded in part by the net proceeds of this offering.

Summary Consolidated Financial Data:	As a result of the decrease in the estimated price range and number of shares offered, the “Pro Forma As Adjusted” column of the balance sheet data in the “Selected Consolidated Financial Data” section on page 40 of the Preliminary Prospectus has been revised to reflect the decrease in the net proceeds from the offering. Please see page 40 of Amendment No. 6 to the Registration Statement (No. 333-133907).

Capitalization:	As a result of the decrease in the estimated price range and number of shares offered, the “Pro Forma As Adjusted” column of the table in the “Capitalization” section on page 36 of the Preliminary Prospectus has been revised to reflect the decrease in the net proceeds from the offering and the decrease in the number of shares being offered. Please see page 36 of Amendment No. 6 to the Registration Statement (No. 333-133907).

Dilution:	As a result of the decrease in the estimated price range and number of shares offered, the pro forma as adjusted numbers in the “Dilution” section on pages 37 - 38 of the Preliminary Prospectus have been revised to reflect the decrease in the net proceeds from the offering and the decrease in the number of shares being offered. Please see pages 37 - 38 of Amendment No. 6 to the Registration Statement (No. 333-133907).

Indication of Interest from Certain Existing Stockholders:	Certain of our existing stockholders have indicated an interest in purchasing up to $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by clicking on the hyperlink below or by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it from Banc of America Securities LLC by calling toll-free 1-800-294-1322 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com, or by calling UBS Securities LLC toll-free 1-888-827-7275.

Amendment No. 6 to the Registration Statement (No. 333-133907)